Exhibit 99.1

HAFNIA LIMITED: Mandatory notification of trade by primary insider

Singapore, 14 April 2026

Mikael Skov, Chief Executive Officer of Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”), has on 10 April 2026 sold 500,000 shares in Hafnia at an average price of NOK 77.0623 per share on Oslo Børs, and on 13 April 2026 sold 500,000 shares in Hafnia at an average price of NOK 77.015 per share on Oslo Børs.

Following the share sale, Mikael Skov has a significant financial interest in the Company, holding a total of 3,351,079 shares, options, and restricted share units.

For more information, see the attached mandatory notifications of trade.

This information is subject to the disclosure requirements pursuant to article 19 of the EU Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

* * *

About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mikael Skov
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Hafnia Limited
b)	LEI code	5493001KCFT0SCGJ2647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument	Shares in Hafnia Limited, listed on Oslo Stock Exchange
	Identification code	ISIN: SGXZ53070850
b)	Nature of the transaction	Disposal of shares in Hafnia Limited
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		NOK	77.0623	500,000

d)	Aggregated information - Aggregated volume - Aggregated price	500,000 NOK 38,531,150
e)	Date of the transaction	2026-04-10
f)	Place of the transaction	XOSL – Oslo Børs

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mikael Skov
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Hafnia Limited
b)	LEI code	5493001KCFT0SCGJ2647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument	Shares in Hafnia Limited, listed on Oslo Stock Exchange
	Identification code	ISIN: SGXZ53070850
b)	Nature of the transaction	Disposal of shares in Hafnia Limited
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		NOK	77.015	500,000

d)	Aggregated information - Aggregated volume - Aggregated price	500,000 NOK 38,507,500
e)	Date of the transaction	2026-04-13
f)	Place of the transaction	XOSL – Oslo Børs